

November 8, 2010

Mr. David (Dadi) Avner
Chief Financial Officer
Inksure Technologies Inc.
P.O. Box 7006
Audubon, PA 19407

> **Re: Inksure Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010**
> **File No. 000-24431**

Dear Mr. Avner:

We have reviewed your response letter dated October 14, 2010 and have the following comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Item 1. Financial Statements, page 3

Condensed Consolidated Statements of Cash Flows, page 5

1.   We refer to the line item, "proceeds from private placement, net." It appears that this line item includes the $2,000,000 paid to retire your convertible notes. Please revise future filings to show this repayment of debt separate from the private placement as required by FASB ASC 230-10-45-26.

Note 3. Debt Restructuring and Closing of Private Placement, page 6

2.   We note your response to prior comment four in our letter dated October 4, 2010 and have the following additional comments:

- In your footnote, you disclose that $3,000,000 was paid to retire $6,881,080 in convertible notes; however, in step 1 of your response, you state that the "the company agreed with holders of the company's $8,881,080 senior secured convertible notes on the payment of $3,000,000 in full settlement of the notes." Additionally, the journal entry you provided reflects the retirement of $6,881,080. Please clarify.

- In the specific explanations to each of the staff's bullet points, you indicated that the $2,000,000 paid by the original investors was exchanged for $2,000,000 in notes which were later converted into 16,000,000 shares of the company's stock. Please tell us what consideration you gave to reflecting the $2,000,000, paid by the original investors to your note holders, of which they ultimately received 16,000,000 shares of common stock, as a capital contribution. See SAB Topic 5T.

- Further, in the specific explanations to each of the staff's bullet points, you stated that when "the payment was actually made in January 2010; it came from the restricted cash and was thus recorded as non-cash activity." Since this restricted cash was held in escrow by your "lawyers for future use as part of the aggregate $3,000,000 used to retire the notes in January 2010," the use of the $1,000,000 of restricted cash should be reflected as a financing activity outflow. Please revise future filings accordingly.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief